# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Panamera Holdings Corp, CIK 0001620749
CUSIP: 69829Y109
Title of class of securities: Common
Address of issuer's principal executive offices: 2000 WEST LOOP SOUTH, SUITE 1820, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0002085179
Persons authorized to receive notices and communications: T. Benjamin Jennings, 2000 West Loop South, Suite 1820, Houston, Texas (TX), 77056, 872-222-3377

## Reporting persons
- Rain Cage Carbon Inc. (CIK 0002085179): type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); source of funds: subject company funds (SC); sole voting power 27,000,000; shared voting power 0; sole dispositive power 27,000,000; shared dispositive power 0; aggregate amount beneficially owned 27,000,000 (33.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: Panamera Holdings Corp
Address of issuer's principal executive offices: 2000 WEST LOOP SOUTH, SUITE 1820, HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing: Rain Cage Carbon Inc.
Residence or business address:
1620 - 444 5 Avenue SW
Calgary, Alberta, Canada T2P 2T8
Present principal occupation or employment: Carbon capture, creation of graphitic carbon and products derived from this carbon such as power generators.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Incorporation: Alberta, Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares are granted by Panamera Holdings Corp to Rain Cage Carbon Inc. as a partial in-kind payment of the Exclusive License of Rain Cage Carbon Technologies granted to Panamera Holdings for the regions of the United States and Mexico.

## Item 4. Purpose of Transaction
Purpose of transaction: Partial payment of license fee for Rain Cage Technologies exclusive U.S. and Mexico license.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 27,000,000 common shares which is 33.86% of outstanding common shares at time of transaction
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote: 27,000,000
Sole power to dispose: 27,000,000
Transactions in the class effected during the past sixty days: No transactions.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Rain Cage Carbon Inc.: Blair Aiken, Chairman (09/18/2025)